September 24, 2007

BY EDGAR AND FEDERAL EXPRESS

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                                     Career Education Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 0-23245

Dear Mr. Spirgel:

On behalf of Career Education Corporation (the “Company”), we enclose for your review our response to comment 1 contained in the Staff’s letter dated September 17, 2007 (the “Letter”), relating to the Staff’s review of the Company’s supplemental response letter dated August 14, 2007, and the Company’s Form 10-K for the year ended December 31, 2006. For convenience of reference, the text of the comment in the Letter has been reproduced herein.

Form 10-K for the fiscal year ended December 31, 2006

v. Recourse Loan Fees, page F-14

1.              We note your response to prior comment 13.  It appears to us that the discount fee is an operating expense and not a reduction of tuition and registration fee revenue.  The discount fee is a cost incurred for tuition charges financed with loans disbursed by Sallie Mae.  In your example, it appears to us that a student enrolled in an identical academic program whose tuition is not financed by Sallie Mae would otherwise be required to pay the $1,000 tuition.  Please revise or tell us in more detail why it is appropriate to recognize the discount fee as a reduction of tuition and registration fee revenue. Also, tell us the total amount of the discount fee for each of the quarters ended March 31, 2007, and June 30, 2007.

Response:

Discount fees incurred during the quarters ended March 31, 2007, and June 30, 2007, in connection with loans funded under our agreement with Sallie Mae totaled approximately $10,000 and $770,000, respectively, and were immaterial to our results of operations during each of the periods then ended.

In response to the Staff’s comment 1, we hereby undertake to classify discount fees incurred in connection with loans funded under our agreement with Sallie Mae as an operating expense in our consolidated statements of income included in future periodic filings.  Additionally, we hereby undertake to revise our related disclosure in future periodic filings to read as follows:

The discount fees are classified as an operating expense in our consolidated statement of income.

In connection with this submission, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings, and we further acknowledge that Staff comments and proposed changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings.  We also represent that Staff comments may not be asserted as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

We believe the response above fully addresses comment 1 contained in the Letter.  Please call me at (847) 585-2024 if you have any questions regarding the above response.

Sincerely,

/s/ Michael J. Graham

Michael J. Graham

Executive Vice President,

Chief Financial Officer, and Treasurer

cc:                                 Michael Henderson
Dean Suehiro
Kyle Moffatt
Lawrence D. Levin
Timothy J. Hohulin